EXHIBIT 12

Toys “R” Us, Inc.

Computation of Historical Ratios of Earnings to Fixed Charges (a)

(In Thousands, Except Ratio Data)

	Fiscal Years Ended
	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006
Consolidated pretax income (loss) from continuing operations	$344,176	$218,009	$220,071	$143,378	$(505,542)
Share of pretax income of less than 50%-owned companies	—	—	—	—	2,969
Noncontrolling interest in Toys – Japan	(7,660)	(7,440)	2,254	(1,444)	—
Interest capitalized during period	(409)	(1,051)	(627)	(365)	(437)
Total fixed charges	677,247	600,504	656,191	729,317	508,175

Adjusted income from continuing operations	$1,013,354	$810,022	$877,889	$870,886	$5,165

Fixed Charges:
Interest expense	$447,115	$419,173	$502,691	$536,762	$394,257
Interest capitalized during period	409	1,051	627	365	437
Adjustment to deferred financing amortization – U.S. bridge debt	—	—	—	—	(32,455)
Interest portion of rental expense	229,723	180,280	152,873	192,190	145,936

Total Fixed Charges	$677,247	$600,504	$656,191	$729,317	$508,175

Ratio of Earnings to Fixed Charges	1.50	1.35	1.34	1.19

Deficiency of Earnings over Fixed Charges					$(503,010)

(a)    For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations before noncontrolling interest and income taxes, (ii) interest expense, including the portion of rents representative of an interest factor, (iii) amortization of debt issue costs and (iv) the amount of the company's undistributed (income) losses of less than 50%-owned companies. Fixed charges consist of interest expense, amortization of debt issue costs and the portions of rents representative of an interest factor.

Rent expense, net of sublease income	518,722	502,944	475,943	437,891	299,050
Capitalization factor	5.3	6.7	7.3	6.6	6.1
Weighted average cost of long-term debt	8.3%	5.3%	4.4%	6.7%	8.0%
Interest in rent expense	229,723	180,280	152,873	192,190	145,936
% of interest to rent expense	44%	36%	32%	44%	49%